SUPPLEMENTAL INFORMATION (unaudited)
June 30, 2003

Shareholder Meeting

On June 13, 2003, a Special Meeting of the shareholders of the Montgomery Partners Long-Short Fund was held. The matters considered at the meeting, together with the actual vote tabulations relating to such matters are as follows:

Proposal 1:

To approve an Agreement and Plan of Reorganization between the Montgomery Partners Long-Short Fund, the acquired fund, and the Gartmore Long-Short Equity Plus Fund, the acquiring fund.

For	Against	Abstain
1,575,843	77,756	126,434

Proposal 2:

To approve a new investment advisory agreement between The
Montgomery Funds II  and Gartmore Mutual Fund Capital Trust:

For	Against	Abstain
1,573,879	78,994	127,161

Proposal 3:

To approve a new subadvisory agreement between Gartmore
Mutual Fund Capital Trust and SSI Investment Management, Inc.:

For	Against	Abstain
1,562,874	84,018	133,142